Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-221419

November 13, 2017

Final Term Sheet

DCP Midstream, LP

500,000 7.375% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $1,000 per unit)

The information in this final term sheet supplements the preliminary prospectus supplement of DCP Midstream, LP, dated November 8, 2017 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer	DCP Midstream, LP (“DCP”).

Security Ratings (Moody’s / S&P / Fitch)*	B1 / B / BB-

Trade Date	November 13, 2017.

Settlement Date	November 20, 2017 (T+5).

Securities Offered	7.375% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”).

Number of Units	500,000 Series A Preferred Units.

Public Offering Price	$1,000 per Series A Preferred Unit; $500,000,000 total.

Net Proceeds	Approximately $487.8 million (after deducting underwriting discounts and estimated offering expenses).

Maturity	Perpetual (unless redeemed by DCP on or after December 15, 2022, or in connection with a Ratings Event or a Change of Control Triggering Event).

Liquidation Preference	$1,000 plus accumulated and unpaid dividends (subject to adjustment for any splits, combinations, or similar adjustment to the Series A Preferred Units).

Distribution Payment Dates and Record Dates

Semi-annually in arrears on the 15th day of each June and December through and including December 15, 2022, and, after December 15, 2022, quarterly in arrears on the 15th day of March, June, September and December of each year (each a “Distribution Payment Date”) to holders of record as of the close of business on the first Business Day of the month of the applicable Distribution Payment Date.

The initial distribution on the Series A Preferred Units offered hereby will be payable on June 15, 2018 in an amount equal to approximately $41.9965 per Series A Preferred Unit. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions.

Distribution Rate	The initial distribution rate for the Series A Preferred Units from and including the date of original issue to, but not including, December 15, 2022 will be 7.375% per annum of the $1,000 liquidation preference per unit (equal to $73.75 per unit per annum). On and after December 15, 2022, distributions on the Series A Preferred Units will accumulate at a percentage of the $1,000 liquidation preference equal to an annual floating rate of the three-month LIBOR plus a spread of 5.148%.

Optional Redemption	At any time prior to December 15, 2022, within 120 days after the conclusion of any review or appeal process instituted by DCP following the occurrence of a Ratings Event (as defined below), DCP may, at its option, redeem the Series A Preferred Units in whole, but not in part, at a redemption price in cash per

Series A Preferred Unit equal to $1,020 (102% of the liquidation preference of $1,000), plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date fixed for redemption, whether or not declared.

At any time on or after December 15, 2022, DCP may redeem, in whole or in part, the Series A Preferred Units at a redemption price of $1,000 per Series A Preferred Unit, plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, whether or not declared.

Upon the occurrence of a Change of Control Triggering Event, DCP may, at its option, redeem the Series A Preferred Units, in whole or in part, within 120 days after the first date on which such Change of Control Triggering Event occurred, by paying $1,000 per Series A Preferred Unit, plus all accumulated and unpaid distributions to, but not including, the redemption date, whether or not declared.

Any such redemptions would be effected only out of funds legally available for such purpose and will be subject to compliance with the provisions of DCP’s outstanding indebtedness.

Change of Control Conversion Right Unit Cap	58.2581

CUSIP/ISIN	23311P AA8 / US23311PAA84

Joint Book-Running Managers	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers

Barclays Capital Inc.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Credit Suisse Securities (USA) LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by the issuer. This communication does not constitute an offer to sell the Series A Preferred Units and is not soliciting an offer to buy the Series A Preferred Units in any jurisdiction where the offer or sale is not permitted.

It is expected that delivery of the Series A Preferred Units will be made to investors on or about November 20, 2017, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Units on the date of pricing or the next two succeeding business days after such date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series A Preferred Units who wish to trade the Series A Preferred Units on any date prior to two business days before delivery should consult their own advisors.

The issuer has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement for this offering, the issuer’s base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322, RBC Capital Markets, LLC at (866) 375-6829 or Wells Fargo Securities, LLC (800) 645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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